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U.S. Securities and Exchange commission
Washington, D.C. 20549

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FORM N-17f-2

Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 (17 CFR.17f-2)

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1.  Investment company Act File Number:                       Date examination completed:

               814-55                                            November 5, 2004
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2.  State Identification Number:


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
AL 09511485   AK 88-00983      AZ 025245      AR 87-l1475        CA 505-0411   CO
CT S013240    DE               DC             FL 23152-004/WEE   GA 56873679   HI
ID BC-32684   IL 8916520       IN 87-2346RC   IA I-23717         KS 88069 5    KY 23,309
LA            ME 44,693        MD             MA SKN03876(LD-2)  MI 102959     MN R31046
MS            MO 173420        MT             NE 45261           NV RG-88-162  NH
NJ SR-3464    NM 90-0009-2     NY             NC                 ND D-064      OH 72217
OK I-22674    OR 89-2062       PA 87-12-031C  RI                 SC 36097      SD 17124
TN RS90-1104  TX C33677001-01  UT 7170-02     VT 13680           VA            WA C-28487
WV I-14198    WI 246469-02     WY             PUERTO RICO
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Other (specify):

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3. 	Exact name of investment Company as specified in registration statement:

Technology Funding Venture Partners IV, An Aggressive Growth Fund, L.P.
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4. 	Address of principal executive office:  (number, street, city, state, zip code)

1107 Investment Blvd, Suite 180, Eldorado Hills, CA 95762
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To the Managing General Partners of:
Technology Funding Partners III, L.P.,
Technology Funding Venture Partners IV, An Aggressive
Growth Fund, L.P.,
Technology Funding Venture Partners V, An Aggressive
Growth Fund, L.P.,


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance
With Certain Provisions of the Investment Company Act of
1940, that Technology Funding Partners III, L.P.,
Technology Funding Venture Partners IV, An Aggressive
Growth Fund, L.P., Technology Funding Venture Partners V,
An Aggressive Growth Fund, L.P. (collectively, the
"Funds") complied with the requirements of subsections (b) and (c) of rule 17f-2 fn 15 under the Investment Company
Act of 1940 (the Act) as of November 5, 2004. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American
Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 5, 2004, and with respect to agreement of security purchases and sales, for the period from December
31, 2003, the date of your last examination, through November 5, 2004.

Count and inspection of all securities located in the vault of Borel Private Bank and Trust Company, in
San Mateo, California, without prior notice to management
Confirmation of all securities held by institutions in book entry form held at Borel Private Bank and Trust
Company
Reconciliation of all such securities to the books and records of the Funds and the Custodian
Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Borel Private Bank and Trust Company records
Agreement of all security purchases and all security sales or maturities since our last report from the books and records of the Funds to broker confirmations

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of November 5, 2004, with respect to securities reflected in the investment account of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Managing General Partners, management of the Funds and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.


Albuquerque, New Mexico
March 11, 2005

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MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF
THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of Technology Funding Partners III, L.P., Technology Funding Venture Partners IV, An Aggressive Growth Fund, L.P., Technology Funding Venture Partners V, An Aggressive Growth Fund, L.P. (collectively, the "Funds") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 5, 2004, and from December 31, 2003, the date of our last examination, through November 5, 2004.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 5, 2004, and from
December 31, 2003, the date of our last examination, through November 5, 2004, with respect to securities reflected in the investment account of the Company.




/s/Charles R. Kokesh
____________________________________
Charles R. Kokesh, President and CEO
March 11, 2005